Exhibit 99-1

Directors

Directors Whose Terms Expire In 2003

Kenneth M. Jasinski  (54) Executive Vice President and Chief Financial Officer of Energy East, Albany, NY. Mr. Jasinski was Executive Vice President, General Counsel and Secretary of Energy East from August 2000 to February 2002, Executive Vice President and General Counsel of Energy East from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East from April 1998 to April 1999, Executive Vice President of NYSEG from April 1998 to April 1999 and a partner of Huber Lawrence & Abell, attorneys at law, prior to April 1998. Director since June 2002.(1)

Wesley W. von Schack  (58) Chairman, President, and Chief Executive Officer of Energy East, Albany, NY. Director of: Energy East, Albany, NY; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; RTI International Metals, Inc., Niles, OH; and AEGIS Insurance Services, Inc., Jersey City, NJ. Director and member of the Executive Committee of the American Gas Association, Washington, DC. Vice Chairman of Peconic Land Trust, Inc., Long Island, NY. Mr. von Schack was Chairman, President and Chief Executive Officer of NYSEG from September 1996 to April 1999. Director since June 2002.(1)

Paul C. Wilkens  (55) President of Rochester Gas and Electric Corporation ("RG&E" or the "Company"), Rochester, NY. Mr. Wilkens was Senior Vice President of the Company from March 1998 to June 2002 and Senior Vice President of RGS Energy Group, Inc. from August 1999 to June 2002. Director since June 2002.(1)

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(1) None of the directors receive compensation for serving as directors of the Company because they are officers of Energy East or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

     The Company believes that during 2002 all filing requirements under Section 16 (a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

     The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Mr. Wilkens and the next four highest compensated officers of the Company and for Mr. Richards who is no longer employed by the Company, but whose compensation for 2002 was among the highest compensated employees. The following also sets forth certain information relating to benefits and to change in control arrangements for the Company's officers.
Summary Compensation Table
Long-Term Compensation

Name and Principal Position	Year	Annual Compensation Salary Bonus		Awards Restricted Stock Options/ Award(s) SARS (#)		Payouts Long-Term Incentive Plan	All Other Compensation(1)

Thomas S. Richards (2) Chairman, President & Chief Executive Officer	2002 2001 2000	$253,274 447,508 379,174	$ 71,251 130,428 153,133	$ 0 0 0	179,473 (4) 19,535 42,683	$ 0 0 15,985	$6,496,540 13,425 11,375
Paul C. Wilkens President	2002 2001 2000	274,022 233,364 195,510	31,506 55,558 63,033	0 0 0	71,688 (4) 6,765 16,038	0 0 183,219	279,445 7,001 5,865
Louis L. Bellina Vice President	2002 2001 2000	164,630 156,648 148,166	41,595 30,482 37,707	0 0 0	12,075 (4) 3,798 10,285	0 0 57,742	94,560 4,699 4,445
Robert C. Mecredy Vice President	2002 2001 2000	187,178 178,536 171,668	18,868 34,658 43,523	0 0 0	6,908 (4) 4,383 12,156	0 0 109,138	114,150 5,356 5,150
Michael B. Whitcraft Vice President	2002 2001 2000	163,970 156,648 148,166	41,516 28,958 35,723	0 0 0	12,075 (4) 3,798 10,285	0 0 57,692	95,704 4,699 4,445
William L. Thomas (3) Vice President	2002 2001 2000	162,248 157,008 0	41,330 27,255 0	0 0 0	12,036 (4) 3,946 0	0 0 0	50,581 4,710 0

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(1) In 2002, the Company contributed for Messrs. Richards, Wilkens, Bellina, Mecredy, Whitcraft and Thomas $9,442, $7,441, $4,070, $11,000, $9,012 and $9,735, respectively, under the RG&E Savings Plus Plan (401(k) Plan) and the 401(k) Restoration Plan. The Company made cash payments to Messrs. Wilkens, Bellina, Mecredy, Whitcraft and Thomas of $252,048, $82,974, $94,338, $82,578 and $40,824, respectively, under an employee retention program established by the Company for the retention of employees in connection with the completion of the merger of RGS Energy Group and Energy East. The Company made cash payments for Messrs. Richards, Wilkens, Bellina, Mecredy, Whitcraft and Thomas, of $36,823, $19,955, $7,516, $8,812, $9,012 and $9,735, respectively, for financial planning services. Mr. Richards received a payment of $6,389,984 pertaining to an agreement he had with the Company regarding his termination of employment with the Company and a payment of $60,291 in lieu of accrued vacation time.

(2) As of July 1, 2002, Mr. Richards retired as an officer of the Company. Mr. Richards is included in this section in accordance with the rules of the Securities and Exchange Commission.

(3) Compensation data for Mr. Thomas is provided for 2002 and 2001 because he was employed by the Company commencing January 22, 2001.

(4) In 2002, Messrs. Richards, Wilkens, Bellina, Mecredy, Whitcraft and Thomas were granted 29,473, 11,688, 6,075, 6,908, 6,075 and 6,036 stock options, respectively, under the RGS Energy 1996 Performance Stock Option Plan. Upon completion of the merger of RGS Energy and Energy East, all stock options granted under the RGS Energy 1996 Performance Stock Option Plan were exchanged for cash. Messrs. Richards, Wilkens, Bellina, Whitcraft and Thomas also were granted 150,000, 60,000, 6,000, 6,000 and 6,000 stock options, respectively, under the Energy East 2000 Stock Option Plan.

Option/SAR Grants in Last Fiscal Year (2002)

	Individual Grants

Name	Number of Securities Underlying Options/ SARs Granted #(1)	Percentage of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value

Thomas S. Richards	150,000 (2)	5.34%	$22.2500	06/28/03	$679,500 (6)
Paul C. Wilkens	60,000 (3)	2.13%	$22.2500	06/28/12	264,000 (6)
Louis L. Bellina	1,000 (4) 5,000 (5)	0.04% 0.18%	$20.6700 $21.2500	08/08/12 12/05/12	3,830 (7) 18,550 (8)
Michael B. Whitcraft	1,000 (4) 5,000 (5)	0.04% 0.18%	$20.6700 $21.2500	08/08/12 12/05/12	3,830 (7) 18,550 (8)
William L. Thomas	1,000 (4) 5,000 (5)	0.04% 0.18%	$20.6700 $21.2500	08/08/12 12/05/12	3,830 (7) 18,550 (8)

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(1) Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of Energy East shares at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other Energy East shares or by the withholding of Energy East shares. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances.

(2) The options and tandem stock appreciation rights were granted on June 28, 2002 and are for a term of one year. These options and tandem stock appreciation rights are exercisable immediately.

(3) The options and tandem stock appreciation rights were granted on June 28, 2002 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on June 28, 2003; (b) in aggregate as to no more than 66 2/3% on June 28, 2004; and (c) on June 28, 2005 as to 100% of all options which have not been previously exercised.

(4) The options and tandem stock appreciation rights were granted on August 8, 2002 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, August 8, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2003; and (c) on January 1, 2004 as to 100% of all options which have not been previously exercised.

(5) The options and tandem stock appreciation rights were granted on December 5, 2002 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, December 5, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2004; and (c) on January 1, 2005 as to 100% of all options which have not been previously exercised.

(6) There is no assurance the value realized will be at or near the value estimated by the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.52%; risk-free interest rate, 4.94%; dividend yield, 4.36%; and an expected term before exercise of 7.86 years.

(7) In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.58%; risk-free interest rate, 4.43%; dividend yield, 4.45%; and an expected term before exercise of 7.86 years.

(8) In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 23.40%; risk-free interest rate, 4.08%; dividend yield, 4.56%; and an expected term before exercise of 7.86 years.

Aggregated Option/SAR Exercises in Last Fiscal Year (2002) and Fiscal Year-End Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)

Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable

Thomas S. Richards	195,358	$3,577,002	150,000	0
Paul C. Wilkens	74,740	1,332,023	0	60,000
Louis L. Bellina	43,102	905,231	1,999	4,001
Robert C. Mecredy	50,481	1,057,408	0	0
Michael B. Whitcraft	43,102	905,231	1,999	4,001
William L. Thomas	9,982	57,087	1,999	4,001

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)

Name	Exercisable	Unexercisable

Thomas S. Richards	$ 0	$ 0
Paul C. Wilkens	0	0
Louis L. Bellina	1,872	3,748
Robert C. Mecredy	0	0
Michael B. Whitcraft	1,872	3,748
William L. Thomas	1,872	3,748

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(1) The "Value Realized" is equal to the difference between the option exercise price and the price of $39.50 for a share of RGS Energy Group Common Stock in accordance with the merger agreement between RGS Energy Group and Energy East.

(2) The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $22.0900 per Energy East share on the New York Stock Exchange on December 31, 2002.

Pension Plan

     RG&E has a non-contributory, tax qualified, defined benefit pension plan known as the RG&E Retirement Plan. RG&E also has an unfunded, non-qualified plan known as the RG&E Unfunded Retirement Income Plan . All employees of RG&E, including executive officers, are eligible to participate in these plans. The benefit provided by the RG&E Retirement Plan and the RG&E Unfunded Retirement Income Plan is based upon one of the two following formulas depending on age and service on December 31, 2002.

          > a pension equity plan formula; or
          > final average pay (highest 36 month average of the last 120 months prior to retirement).

     The pension equity plan formula was introduced effective July 1, 1999. Employees whose age and service equaled 75 or who were age 55 with 10 years of service on December 31, 1999 receive the most valuable of these two formulas. All other employees' benefits will be based on the pension equity plan formula only. The pension equity plan provides a lump sum payment option as well as monthly annuity options.

     RG&E also has an unfunded supplemental executive retirement plan, known as the RG&E Unfunded Supplemental Executive Retirement Plan, in which executive officers participate. The annual pension benefit under these plans, taken together, is determined by the employee's years of service and annual compensation (salary and bonus). Under the Internal Revenue Code of 1986, the annual benefit payable by the funded plan was limited to $160,000 for 2002. The unfunded plans will provide those benefits which cannot be fully provided by the funded plan.

     The table below may be used to calculate the approximate annual benefits payable as a straight-life annuity to executive officers at normal retirement age (65) under these plans in specified remuneration and years-of-service classifications.
	Years of Service

Average Annual Salary*	5	10	15	20	25	30	40
150,000	30,000	56,250	78,750	97,500	97,500	97,500	106,000
200,000	40,000	75,000	105,000	130,000	130,000	130,000	143,500
250,000	50,000	93,750	131,250	162,500	162,500	162,500	178,000
300,000	60,000	112,500	157,500	195,000	195,000	195,000	216,500
350,000	70,000	131,250	183,750	227,500	227,500	227,500	253,000
400,000	80,000	150,000	210,000	260,000	260,000	260,000	289,500
450,000	90,000	168,750	236,250	292,500	292,500	292,500	326,000
500,000	100,000	187,500	262,500	325,000	325,000	325,000	362,500
550,000	110,000	206,250	288,750	357,500	357,500	357,500	399,100

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*  Average annual salary includes base pay(three highest consecutive years) and annual bonus (three highest years) during the last ten years before retirement. The amounts shown in the salary and bonus columns in the Summary Compensation Table constitute qualifying compensation under the plans.

     Messrs. Wilkens, Bellina, Mecredy, Whitcraft and Thomas have 29, 24, 31, 31 and 2 credited years of service, respectively, under the RG&E Retirement Plan and the RG&E Unfunded Retirement Income Plan.

Employment, Change In Control and Other Arrangements

     The Company has entered into an employment agreement with Mr. Wilkens for a term of three years beginning on June 28, 2002, which is automatically extended each month unless either the Company, Energy East, or Mr. Wilkens gives written notice that the agreement will not be extended. Mr. Wilkens' agreement provides for his employment as President of the Company at a base salary of $300,000, and for his eligibility for participation in all of the Company's incentive compensation, fringe benefit and employee benefit plans on the same basis as other executives and key management employees. The agreement provides that, if Mr. Wilkens' employment is terminated by the Company other than for cause or disability or by him for good reason, he will receive (i) payments of base salary at the rate in effect at the time of termination for the remainder of the term of the employment agreement, (ii) incentive compensation for the remainder of the term of the employment agreement, calculated on the basis of the value of short-term incentive compensation paid to him in the most recently completed fiscal year and the value of any long-term incentive compensation awards determined on the projected target value of the awards, (iii) continuation of all employee welfare benefits for the remainder of the term of the employment agreement, (iv) outplacement services costing up to $10,000, and (v) a lump sum payment equal to the value of the fringe benefits that he would have received through the terms of the employment agreement and any unreimbursed expenses. In the event that any payments made under the agreement would subject Mr. Wilkens to federal excise tax or the interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Messrs. Bellina, Mecredy and Whitcraft each have a severance agreement in order to provide for certain payments if, generally, within three years following a change in control of Energy East, the individual's employment is terminated by the Company other than for cause or disability or by the individual for good reason. The agreements continue until June 28, 2005. The benefits consist of a lump-sum severance payment equal to two times the sum of the individual's then-annual base salary, continuation of medical and other benefits under the Company's group benefit plans and limited outplacement services. The individual is also entitled to receive a pro rat portion of any annual incentive bonus plan then applicable with respect to the year in which the termination occurs. Also, in the event of such termination, the individual will be given additional age and service credit under the RG&E Unfunded Supplemental Executive Retirement Plan and the RG&E Unfunded Retirement Income Plan. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject the individual to federal excise tax or interest or penalties with respect to such federal excise tax, the individual will be entitled to be made whole for the payment of any such taxes, interest or penalties.

     Mr. Thomas has a severance agreement that provides the same benefits as the severance agreements described in the immediately preceding paragraph, except that the lump-sum severance payment described therein shall be calculated by using a multiple of one time.

     The Compensation and Management Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 2000 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

     The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 14, 2003, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 13 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units (2)	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class

Louis L. Bellina	4,792	0	4,792	(3)
Kenneth M. Jasinski	638,233	6,969	645,202	(3)
Robert C. Mecredy	12,262	0	12,262	(3)
William L. Thomas	2,635	0	2,635	(3)
Wesley W. von Schack	1,460,220	15,305	1,475,525	(3)
Michael B. Whitcraft	5,734	0	5,734	(3)
Paul C. Wilkens	31,240	175	31,415	(3)
13 current directors and officers as a group	2,527,543	25,109	2,552,652	(3)

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(1) Includes shares of Energy East common stock that may be acquired through the exercise of stock options that are exercisable currently. The number of shares which may be acquired, and by whom, are as follows: Mr. Bellina, 2,332; Mr. Jasinski, 614,833; Mr. Thomas, 2,332; Mr. von Schack, 1,356,666; Mr. Whitcraft, 2,332; Mr. Wilkens, 6,666; and all current directors and officers as a group, 2,299,990.

(2) Includes Energy East common stock equivalent units granted under the Long-Term Executive Incentive Share Plan, for which the officer or director does not have voting rights.

(3) Less than 2% of the outstanding common stock of Energy East.